UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of July 2006

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of July 2006.

Contents:

Enclosure 1:	Re Holding(s) in Company dated July 7, 2006.
Enclosure 2:	Re Completion of Acquisition of Segix Farma S.R.L. dated July 17, 2006.

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Enclosure 1

BioProgress PLC

July 7, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

The Company received notification on 6 July 2006 that Elliott International, L.P., The Liverpool Limited Partnership, Liverpool Associates, Limited, Hambledon, Inc. and Paul E. Singer, together no longer hold a notifiable interest in the ordinary shares of 1 pence each in the Company.

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Enclosure 2

BioProgress PLC

July 17, 2006

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Completion of acquisition of Segix Farma S.R.L.

Cambridge, UK, 17 July 2006: Further to the announcement on 20 June 2006, the Board of BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the speciality pharma and healthcare company, is pleased to announce that, on 14 July 2006, it completed the acquisition of Segix Farma S.R.L. through a newly-formed subsidiary of Dexo BioPharm Limited, the Company’s pharmaceutical division.

Segix is a private Italian company specialising in the distribution and marketing of established products in the anti-infective, gastrointestinal and oncology therapeutic areas. Segix works with strategic partners and agents, achieving sales coverage for the majority of Italy. Its portfolio contains: Ceporex™, which is indicated for general infections; Curoxim™ and Eusaprim™ for respiratory infections; Lefcar™ for carnitine deficiency; Gabbroral™ for diarrhoea; Tamoxifen™ as a treatment for breast cancer; and Acyvir™ for herpes infections.

Enquiries:

BioProgress plc	+44(0)12 2339 4250
Richard Trevillion, Chief Executive Officer
Peter Keen, Chief Financial Officer

Northbank Communications	+44(0)20 7886 8150
Gemma Bradley
Justine Lamond
Sue Charles

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems. Listed on London’s AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a virtually integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL™ polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

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Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

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SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Richard Trevillion
Richard Trevillion Chief Executive Officer

Dated: July 17, 2006

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